

Mail Stop 3561

July 17, 2017

<u>Via E-mail</u>

Glenn L. Kellow
President and Chief Executive Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101-1826

      Re: Peabody Energy Corporation
                Form 10-K for Fiscal Year Ended December 31, 2016
                Filed March 22, 2017
                File No. 001-16463

Dear Mr. Kellow:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ James Lopez (for)

                        John Reynolds
                        Assistant Director
                        Office of Beverages,
                        Apparel and Mining

cc: Edward B. Winslow, Esq.
       Jones Day